April 24, 2013

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Duc Dang
Attorney Advisor

Re:	Commodity Advisors Fund L.P.
Registration Statement on Form 10-12G
Securities Exchange Act File No. 000-54753

Ladies and Gentlemen:

On behalf of this firm’s client, Citigroup Managed Futures LLC (the “General Partner”), the general partner of Commodity Advisors Fund L.P. (the “Partnership”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form 10-12G that was filed with the Commission on June 29, 2012, as amended by Amendment No. 1 filed with the Commission on November 7, 2012 (the “Form 10”). On behalf of the Partnership, I am also submitting this letter in response to the Commission staff’s (the “Staff”) comment letter to the Form 10 (the “Letter”), dated November 30, 2012, to Mr. Damian George, Chief Financial Officer of the Partnership. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the Partnership’s response.

Item 1. Business, page 2

1. We note your response to comment 3 of our letter dated July 27, 2012 that the face value of your aggregate exposure is not “necessarily indicative” of your value at risk. Please tell us the disclosure that would provide an indicia of your value at risk and the use of leverage for a reported period.

Response: In the context of futures trading, “leverage” does not refer to borrowing. As stated on page 38 of Amendment No. 2, the Partnership will not utilize borrowings except short-term borrowings in the event the Partnership takes delivery of a cash commodity. In order to secure a futures contract position, a customer is required to make a “margin” deposit with a commodity broker. A “margin” deposit is a good faith deposit equal to a fraction of the notional or face value of the contract being traded. Margin requirements for futures trading may in some cases be as little as 2% of the face (or notional) value of the contract. Thus, the term “leverage” sometimes refers to the low level of margin (compared to face value) that is required to maintain a futures contract position. The percentage of the Partnership’s assets committed to margin is provided on pages 26 and 38 of Amendment No. 2.

The General Partner believes that the margin to equity ratio, or percentage of the Partnership’s assets committed to margin, is more indicative of the Partnership’s value at risk than the face value of the Partnership’s commodity interest positions. As discussed on page 51 of Amendment No. 2, margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%-99% of any one-day interval. The margin levels are established using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. As such, the General Partner believes that the margin to equity ratio is indicative of the Partnership’s value at risk for any one day period.

“Leverage” may also refer to the “trading level” used by an advisor to determine the number of futures contracts to be entered into at any given account size pursuant to the advisor’s trading program. For example, if an advisor trades an account at “two times leverage”, the advisor will typically establish twice as many futures contracts for the account as for a similarly sized account traded at the advisor’s “standard leverage”. Where an advisor trades the Partnership’s assets at a higher level of leverage, a greater amount of the Partnership’s assets will be committed to margin than if the advisor traded the Partnership’s assets at the advisor’s “standard leverage” because more positions will be established. Two of the Partnership’s advisors trade the Partnership’s assets at an increased “level of leverage”. Disclosure is included on pages 8 and 9 of Amendment No. 2 relating to the level at which such advisors trade the Partnership’s assets. Disclosure has also been added to the risk factor on page 26 of Amendment No. 2 relating to the use of leverage.

2. We note your response to comment 5. Please confirm, if true, that suspensions in redemptions and withdrawals can only take place if necessary to liquidate positions.

Response: It cannot be stated with absolute certainty but, absent extraordinary circumstances, the General Partner expects that withdrawals from the master fund would be suspended only if necessary to liquidate positions in an orderly manner.

Fees, Compensation, Expenses and Interest Income, page 15

3. We note your response to comment 7. To the extent that trading income in the amounts disclosed in the tables are earned, please tell us if you would have to pay incentive fees out of such amounts or if such amounts are net of incentive fees.

Response: Trading income included in each table represents the amount the Partnership must earn to break even per unit after all expenses are paid. Incentive fees are paid by the Partnership on new trading profits (as defined in the Management Agreements between the Partnership, the General Partner and each advisor), after all expenses are paid. Therefore, incentive fees are not paid out of, nor do they serve to reduce, the amount of trading income included in each break-even table. Instead, incentive fees are generally paid on the next dollar of trading income earned after the amount of trading income included in each break-even table. As disclosed on page 32 of Amendment No. 2, because the Partnership has multiple advisors it is possible that the Partnership could pay substantial incentive fees to one or more advisors in a quarter in which the Partnership had no net trading profits or in which it actually lost money.

Item 2. Financial Information, page 36

(a)	Selected Financial Data, page 36

4. Given that Ongoing selling agent fees are part of expenses that impact Net investment income (loss), please tell us why you include these as a net impact to Trading results. It would appear that the first line item to your table would be total trading results and Ongoing selling agent fees. Please advise.

Response: The ongoing selling agent fees are reflected in the first line item of Selected Financial Data. As a net number, the first line item is reduced by, and not exclusive of, ongoing selling agent fees. Ongoing selling agent fees are, however, broken out on the Statement of Income and Expenses on page 100 of Amendment No. 2 as a separate line item. For clarity, we have revised the Selected Financial Data to include the ongoing selling agent fees as a separate line item.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

(3)	Results of Operations, page 43

5. We note your response to prior comment 11. Please update your disclosure to clearly indicate that professional fees as disclosed include offering costs paid directly by the Partnership.

Response: The disclosure has been revised to clarify that professional fees include offering costs paid directly by the Partnership.

6. We note your response to prior comment 12. Please include disclosure within your amendment, and future Exchange Act reports as appropriate, consistent with your response detailing the transaction costs paid prior and subsequent to September 1, 2012 to Citigroup Global Markets Inc.

Response: Prior to September 1, 2012, the General Partner paid Citigroup Global Markets for the commodity brokerage and other services it provided to the Partnership pursuant to a services agreement between the General Partner and Citigroup Global Markets. The total amount of such compensation was less than 0.10% of net assets per year. Effective September 1, 2012, the Partnership pays Citigroup Global Markets a service fee equal to $1.00 per round-turn for futures transactions, an equivalent amount for swaps and $0.50 per side for option transactions. Effective May 1, 2011, the Partnership also pays (or reimburses Citigroup Global Markets if previously paid) for the actual floor brokerage, exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. These transaction costs have been approximately 1.50% of net assets per year. The General Partner has determined to include similar disclosure in Amendment No. 2 and future filings, as appropriate.

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Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8509 or Rita M. Molesworth of this office at (212) 728-8727.

Sincerely,
/s/ Lisa Eskenazi
Lisa Eskenazi
Willkie Farr & Gallagher LLP

cc:	Todd Hand
Rita M. Molesworth